510 Burrard St, 3rd Floor
Date: September 06, 2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: REG TECHNOLOGIES INC (AMENDMENT)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Extraordinary General Meeting
Record Date for Notice of Meeting :	04/10/2011
Record Date for Voting (if applicable) :	04/10/2011
Beneficial Ownership Determination Date :	04/10/2011
Meeting Date :	16/11/2011 (AMENDED)
1710 - 1177 West Hastings St.
Meeting Location (if available) :	Vancouver, BC (AMENDED)

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	758916100	CA7589161008

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for REG TECHNOLOGIES INC